Exhibit (a)(1)(I)

Amended and Restated

Offer to Purchase for Cash

by

HERBALIFE LTD.

of

Common Shares

of

Herbalife Ltd.

for

an Aggregate Cash Purchase Price of Up to $600 Million

at

a Cash Purchase Price Not Greater Than $68.00 nor Less Than $60.00 Per Share plus a

Contingent Value Right, which Represents the Contractual Right to Receive Certain

Consideration upon the Occurrence of Certain Events, as Described in and Under

Conditions Set Forth in the Contingent Value Rights Agreement

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, OCTOBER 5, 2017, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”)

September 18, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Whereas Herbalife Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company,” “we,” or “us”), is offering to purchase common shares, par value $0.001 per share in the capital, of the Company (the “common shares”), for an aggregate cash purchase price of up to $600 million and at a per share price (i) not greater than $68.00 nor less than $60.00, net to the seller in cash, less any applicable tax withholding and without interest, plus (ii) a non-transferable contractual contingent value right (a “CVR”) pursuant to a Contingent Value Rights Agreement, to be entered into by the Company substantially in the form which is annexed to and filed with the Tender Offer Statement on Schedule TO we filed with the Securities and Exchange Commission on August 21, 2017, as supplemented and amended by Amendment No. 1 to Schedule TO filed on August 28, 2017 (collectively, as further amended and supplemented, the “Schedule TO”), as Exhibit (a)(1)(F) (the “CVR Agreement”), to receive a contingent payment upon the occurrence of a Going Private Transaction (as such term is defined in the CVR Agreement) within the time period specified in the CVR Agreement, without interest and less any applicable tax withholding, each upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase, dated September 18, 2017 (the “Offer to Purchase”) and the related Amended and Restated Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Amended Offer”). The Amended Offer amends and restates the Offer to Purchase, dated August 21, 2017, and the related Letter of Transmittal that accompanied such Offer to Purchase (which together constituted the “Initial Offer” and as amended by the Amended Offer, the “Offer”).

Upon the terms and subject to the conditions of the Offer, we will purchase common shares properly tendered and not properly withdrawn for an aggregate Cash Purchase Price (as defined in the Offer to Purchase) of up to $600 million, constituting approximately 10.64% of the total number of outstanding common shares as of the close of trading on September 14, 2017 (assuming the Company acquires common shares pursuant to this Offer at the lowest possible cash purchase price of $60.00 per share). The Cash Purchase Price will be the lowest price per share not greater than $68.00 nor less than $60.00 per share (in multiples of $0.25) at which shares have been properly tendered in the Offer that will enable us to purchase to purchase the maximum number of shares for an aggregate Cash Purchase Price of up to $600 million. If fewer than such number of shares as would enable us to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million are properly tendered, we will select the lowest price that will allow us to purchase all the shares that are properly tendered.

Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to “shares” shall refer to the common shares and all references to “shares properly tendered” shall refer to “shares properly tendered and not properly withdrawn in the Offer.”

Enclosed with this letter are copies of the following documents:

1.	Amended and Restated Offer to Purchase dated September 18, 2017;

2.	Amended and Restated Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients;

3.	Form of letter that you may send to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

The Offer is not conditioned upon the receipt of financing. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on October 5, 2017, unless the offer is extended.

Shareholders who have already validly tendered and not withdrawn their shares pursuant to the Offer using the previously distributed Letter of Transmittal, dated August 21, 2017, are not required to take any further action with respect to such shares in order to receive a cash payment equal to the per share Cash Purchase Price (as defined in the Offer to Purchase), net to the seller in cash, less any applicable tax withholding and without interest, and the corresponding CVRs if their shares are accepted for purchase.

Under no circumstances will we pay interest on the Cash Purchase Price of the shares or any payments due pursuant to any CVR, including but not limited to, by reason of any extension of, or amendment to the Offer or any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 7 of the Offer to Purchase.

The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary and Paying Agent, as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for reasonable and necessary costs and expenses, such as customary mailing and handling expenses, incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, to its purchase of shares pursuant to the Offer, except as otherwise provided in Instruction 7 in the Amended and Restated Letter of Transmittal.

Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary and Paying Agent, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.